Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VLISO, Inc.
2035 Sunset Lake RoadSuite B-2
Newark, DE 19703
http://chow420.com

Up to $249,996.63 in Common Stock at $1.69
Minimum Target Amount: $9,999.73

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: VLISO, Inc.
Address: 2035 Sunset Lake RoadSuite B-2, Newark, DE 19703
State of Incorporation: DE
Date Incorporated: July 21, 2017

Terms:

Equity

Offering Minimum: $9,999.73 | 5,917 shares of Common Stock
Offering Maximum: $249,996.63 | 147,927 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.69
Minimum Investment Amount (per investor): $255.19

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Voting Rights of Securities Sold in this Offering</u>

<u>Voting Proxy</u>. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Time-Based:</u>

Chow420 Community, Investors, and VIPs

Invest within the first 15 days and receive 15% bonus shares.

Super Early Bird

Invest within the next 21 days and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 21 days and receive 5% bonus shares.

Amount-Based:

$250+ | Bronze

Receive a 5% lifetime discount on all Chow420's internal CBD brands. Investors can also claim an additional $20 in-store credit (Chowcash) for customer referrals and $15 signup bonus on Chow420.com.

$500+ | Silver

Receive a 10% lifetime discount on all Chow420's internal CBD brands. Investors can also claim an additional $20 in-store credit (Chowcash) for customer referrals and $15 signup bonus on Chow420.com.

$1,500+ | Gold - PARTNER PERK

5% Bonus Shares + Receive a 15% lifetime discount on all Chow420's internal CBD brands. Investors can also claim an additional $20 in-store credit (Chowcash) for customer referrals and $15 signup bonus on Chow420.com.

PARTNER DISCOUNT: GOLD INVESTORS GET $7,500 OFF THEIR CHOW420 MACHINE

All GOLD investors looking to launch a machine must fill out the Investor Partner form here: https://www.chowpods.com/investor-partner

$5,000+ | Diamond - PARTNER PERK

20% Lifetime Discount + 7% Bonus shares + Receive a 20% lifetime discount on all Chow420's internal CBD brands. Investors can also claim an additional $20 in-store credit (Chowcash) for customer referrals and $15 signup bonus on Chow420.com.

PARTNER DISCOUNT: DIAMOND INVESTORS GET $7,500 OFF THEIR CHOW420 MACHINE

All DIAMOND investors looking to launch a machine must fill out the Investor Partner form here: https://www.chowpods.com/investor-partner

$150,000+ | Platinum - PRIORITY PARTNER PERK

HIGHLIGHT: Partner with Chow420 to launch a Chow420 IoT Dispensary.

20% Lifetime Discount + Chow420 Dispensary + 10% Bonus shares + 20% lifetime discount on all Chow420's internal brands. Investors can also claim an additional $20 in-store credit (Chowcash) for customer referrals and a $15 signup bonus on

Chow420.com.

All PLATINUM investors looking to launch a machine must fill out the Investor Partner form here: https://www.chowpods.com/investor-partner

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>StartEngine Owner's Bonus</u>

Vliso, Inc. d/b/a Chow420 will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.69 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $169. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

VLISO, Inc. (dba Chow420) is a C Corporation formed under the laws of delaware on July 21, 2017.

At Chow420, we are addressing immediate CBD consumer needs with our patent pending product verification process (blockchain), ultra fast shipping and automated retail.

Problem: The CBD market is suffering from product misrepresentation and contamination. For a market centered around wellness and made up of fairly expensive products, the CBD consumer places a premium on legitimate and effective products. Hence, there is a structural necessity for brands and sellers to provide CBD within a resonsible framework that ensures consumer safety. This is a reality, even for those who do not realize it yet.

Solution: Chow420 is a blockchain based marketplace with innovative solutions for safe and regulated CBD shopping.

IP: The company was granted a patent for it's blockchain solution for verifying transaction compliance.

Competitors and Industry

Based on our current market research, Chow420 is the first company that is focused on being the go-to place for CBD/Hemp using automated dispensaries and adaptive e-commerce powered by blockchain and focused on trust and compliance. Based on our Market Research, our competitors include Wemp, American Green, and Greenbox. Our competition consists of relatively new companies like us seeking to corner this market. Wemp franchises CBD vending machines to the people/businesses. American Green focuses on selling CBD machines packed with exciting technology. Greenbox's primary focus is to sell CBD machines and technology to dispensaries and businesses.

We believe we can surpass our competition because our main focus is to build a complete ecosystem to support all stakeholders in the CBD and Hemp market efficiently and seamlessly. With our blockchain-powered marketplace, we've been able to automate legal compliance for retailers, brands, and customers. We've also achieved a revolutionary way of certifying cannabis products on our blockchain network, allowing transparency and trust between brands/retailers and customers. On Chow420, retailers can open their own store and sell directly to customers nearby and nationwide in the most compliant way.

In addition to this, we plan to start launching automated retail machines that allow us to scale physically in a cost-effective way. We believe the combination of our revolutionary marketplace platform and automated dispensaries will allow us to grow faster than our competition.

Our brand identity and business plan are focused on being the go-to place for CBD, hemp, and other federally legal cannabis products, which will allow us to maximize the billion-dollar retail opportunity for this emerging market.

Current Stage and Roadmap

CURRENT STAGE | Chow420 Marketplace:

We've built our blockchain marketplace and launched our first round of automated (13) dispensaries. We are now focused on scaling our platform and ecosystem nationwide.

FUTURE ROADMAP:

We plan to launch more IoT and virtual dispensaries to propel our growth and brand awareness nationwide.

Market Behavior:

CBD & Cannabis shopping is intent-based. The most reliable and effective way to convert a customer in this market is by being the most relevant local site and accessible option for the customer every time they search for these products.

Market Strategy:

Part 1:

Expand and grow our IoT Dispensary and Virtual Dispensary Network: With 13 IoT dispensaries, Chow420.com is now the most relevant local site, and Chow420 dispensaries are now the most accessible option for customers in parts of New Jersey, Pennsylvania, and the Washington D.C Metro Area.

Part 2: Educate the customer about our patent-pending product verification after they signup, and give them rewards and chow420 cashback every time they purchase a product

The Team

Officers and Directors

Name: David Obasiolu

David Obasiolu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO, Director
  Dates of Service: July, 2019 - Present
  Responsibilities: Acting CEO and CTO, responsible for short and long term strategy, as well as technology innovations. Creating and implementing the company's vision and mission. Assessing risks to the company and ensuring they are monitored and minimized. Setting strategic goals and making sure they are measurable and describable. David receives $50,000 annual salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. The current stage of development for the Company is speculative. There is also no assurance that CBD and hemp products will be 100% legal in all cities through out the United States and rest of the world.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to our bylaws limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in

the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products

developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Vliso Inc. doing business as Chow420 was formed on July 21, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.VLISO Inc. doing business as Chow420 has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Chow420 is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially

and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vliso d/b/a Chow420 or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vliso d/b/a Chow420 could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Forward Looking Information
THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT

UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Our business is largely dependent on state laws pertaining to certain derivatives of industrial hemp as an ingredient in certain ingestible products (i.e. foods and dietary supplements); topical products (i.e. cosmetics); and certain smokeable and/or inhalable products (i.e. vape cartridges and devices and smokeable hemp flower).
The Agricultural Improvement Act of 2018 (the "2018 Farm Bill") permanently amended the federal Controlled Substances Act ("CSA") to remove "hemp", being all parts of the Cannabis sativa plant containing less than three tenths of one percent (0.3%) THC from the CSA definition of "marihuana". Thus, hemp is permanently removed from treatment as a Schedule I controlled substance. The 2018 Farm Bill authorizes the cultivation of industrial hemp, and other activities related thereto, so long as the state in which the cultivation activities occur also authorize such activities via such state's "state plan," to be evaluated and approved by the United States Department of Agriculture ("USDA"). The 2018 Farm Bill also prohibits interference with the interstate transport in lawfully produced products containing hemp. The 2018 Farm Bill does not specifically authorize the sale of products containing derivatives of hemp, such as cannabinoids like cannabidiol ("CBD"); instead, the 2018 Farm Bill defers to the United States Food and Drug Administration ("FDA") to determine the permissibility of such products along with deferring to states to implement their own laws, regulations and policies. As of the date hereof, at least thirty-eight states have enacted legislation concerning hemp in some form or fashion. Continued development of the hemp industry will be dependent upon new legislative authorization of hemp at the state, and perhaps the federal, level. Any number of events or occurrences could slow or halt progress all together in this space. While progress within the hemp industry is currently encouraging, growth is not assured. While there appears to be ample public support for favorable legislative action, numerous factors may impact or negatively affect the legislative process(s) within the various states we have business interests in. Any one of these factors could slow or halt use of hemp, which would negatively impact our business up to possibly causing us to discontinue operations as a whole.

We may encounter difficulties complying with the laws and regulations of various states which relate to the sale of hemp products.
The legal and regulatory scheme governing the growth, cultivation, sale, distribution, processing and transportation of hemp enacted by various states around the country vary widely and are relatively new and untested. Some states require pre-market registration and/or approval of retailers, individual products and/or labels in order to sell such hemp-derived products within such state. As of January 2023, there is further pending legislation and/or regulations in various states around the country, which may or may not ultimately be finalized, enacted and/or promulgated. The respective laws, rules and regulations of each state are new and untested and may be incomplete or ambiguous, making compliance therewith difficult. We may need to seek interpretive guidance from individual states, which may or may not be available. As a result, we may experience delays and uncertainties as we attempt to seek interpretive

guidance with respect to such laws or regulations, and may have to revise our business plan if the laws and regulations change significantly. If state and federal legislation were to change or regulatory agencies were to change their practices, or were to expend its resources enforcing existing federal laws, such action(s) could have a materially adverse effect on our ability to obtain raw materials and the manufacturing and marketing of our products up to and including a complete interruption of our business. Further, additional government disruption in the hemp industry could cause potential customers and users to be reluctant to purchase our products, which would be detrimental to us. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Legal Uncertainty may impede the development of our business and changes in regulation may have an adverse impact on our business

There is substantial uncertainty and different interpretations among state regulatory agencies, legislators, academics and businesses as to the operation of the 2018 Farm Bill-compliant hemp programs relative to interstate commerce in products containing hemp and the emerging regulation of hemp-derived products. These different opinions include, but are not limited to, the regulation of cannabinoids by the U.S. Drug Enforcement Administration ("DEA") and/or the FDA and the extent to which 2018 Farm Bill-compliant cultivators and processors may engage in interstate commerce. The uncertainties cannot be resolved without further federal legislation, regulation or a definitive judicial interpretation of existing legislation and rules. If the uncertainty continues, it may have an adverse effect upon the introduction of our products in different markets and jurisdictions. Conversely, if legislative or regulatory changes occur – whether by Congress, state legislatures or federal or state regulators – such changes in regulation may likewise adversely affect our business.

Certain states may prohibit, or be uncertain as to, the sale or distribution of hemp products containing cannabidiol ("CBD") and other cannabinoids which may limit our distribution territory and consumer base

Certain states may take actions that have the effect of prohibiting or discouraging the distribution of the products which we sell. The states could, for instance, disallow the addition of CBD or other cannabinoids to food products or dietary supplements, or disallow hemp as a source for the production of CBD and other cannabinoids. Such state action could take place through the enaction of laws and regulations, the promulgation of guidance or recommendations of state agencies, or by other means. A large portion of our proposed product lines will include products that are intended for human consumption and therefore prohibited for sale in these states. Our potential inability to market in these states will limit our potential consumer base and may prevent us from achieving our sales goals, despite our products containing hemp which is lawfully sourced in accordance with applicable federal law (i.e. the 2018 Farm Bill).

The recent passage of the 2018 Farm Bill has drastically increased our competition in the marketplace.

The recent passage of the 2018 Farm Bill eliminated much of the regulatory uncertainty surrounding the production and regulation of hemp, and relatedly encouraged the manufacture, sale and distribution of CBD products. Therefore, our potential competition in the marketplace is increasing considerably. Our competitors may have greater financial, technical, marketing and human resources than us. There can be no assurance that we will be able to compete successfully against existing companies or new entrants to the marketplace.

The forthcoming passage of the 2023 Farm Bill and other federal legislation may adversely impact our business.

It is expected that Congress will pass a 2023 version of the Farm Bill, and in January 2023, was prompted by FDA to enact legislation directing FDA to consider alternative regulatory pathways for the regulation of hemp-derived products. One or both of these pieces of legislation may create additional regulatory uncertainty for the marketplace and may impede our ability to continue our business or from achieving our sales goals. Under such new regulations, there can be no assurance that we will be able to compete successfully against existing companies or new entrants to the marketplace.

The dietary supplement industry faces strong opposition.

It is believed by many that well-funded, significant businesses may have a strong economic opposition to the hemp-derived product industry, as currently existing. We believe that the pharmaceutical industry clearly does not want to cede control of any compound that could be competitive with a successful FDA-approved drug. For example, hemp-derived products will likely adversely impact the market for products currently subject to investigational new drug or new drug applications, sold or to be sold by mainstream pharmaceutical companies. The pharmaceutical industry is well-funded with a strong and experienced lobby that eclipses the funding of the hemp-derived product industry. Any inroads the pharmaceutical industry makes in halting or rolling back the hemp-derived product industry could have a detrimental impact on the market for the services and products of our platform companies.

Hemp-derived cannabinoids such as CBD are subject to numerous governmental regulations and it can be costly to comply with these regulations and to develop compliant products and processes.

Naturally-occurring compounds, which may be used in the manufacture of various food or dietary supplement products intended for human or animal consumption, topicals and drugs are subject to rigorous regulation by the FDA and numerous international, supranational, federal and state authorities. To date, though rarely enforcing its positions, FDA has asserted it does not find CBD and other hemp-derived cannabinoids to be permissible ingredients in certain product types, such as human ingestibles (i.e. foods and supplements) or as an inactive ingredient in an over-the-counter drug cosmetic, instead deeming such products to be “adulterated” and/or “misbranded,” along with other concerns around other product types, particularly non-conventional products such as smokable and inhalable products. To the extent such approvals are available, the process of obtaining regulatory approvals to market such products can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs. In addition, no assurance can be given that the products which we sell will remain in compliance with applicable FDA and other regulatory requirements once clearance or approval has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling and advertising.

Product Liability Claims.
A product liability lawsuit against the manufacturers of any product, including those derived from hemp, is a top concern for any business owner. The investors and the business owners should do in depth review of the polices for their company and understand that coverages may be limited or challenged by insurance carriers, despite what the policy may provide, given hemp is a type of cannabis, and may be treated by private insurers as closely related to marijuana.

Due to controversy over the cannabis plant within the United States, we face challenges getting our products into stores.
While there is consumer demand for healthy, hemp-based products, all products derived from the cannabis plant remain controversial. Given that hemp is a type of cannabis, we anticipate that we may face scrutiny and experience resistance in getting our products into food retailers and other retail chains.

We have not performed clinical studies on the products we sell.
Although hemp-derived products have a long history of human consumption and are preliminarily believed to have a favorable safety profile, we believe all of its products to be safe when taken as directed by such product's supplier, respectively, and there is little long-term experience with human consumption of certain of these innovative product ingredients or combinations thereof in concentrated form. Despite such preliminary data concerning the consumption of hemp-derived products, each consumer has to potential to react differently when consumer hemp-derived products including various adverse reactions, intoxication or similar. Further, there is limited clinical data regarding the safety and benefits of hemp and products containing hemp derivatives. Any instance of illness or negative side effects of ingesting or otherwise consuming hemp-derived products would have a material adverse effect on our business and operations.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Obasiolu	8,698,000	Common Stock	77.44%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 147,927 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 11,232,347 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Transfer Restrictions

Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.9, a stockholder shall not Transfer (as such term is defined below) any shares of the corporation's stock (or any rights of or interests in such shares) to any person unless such Transfer is approved by the Board of Directors prior to such Transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion.

"Transfer" shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale (as such term is defined below) or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. "Constructive Sale" shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security, or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Any purported Transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported Transfer.

Any stockholder seeking the approval of the Board of Directors of a Transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include:(a) the name of the stockholder;

(b) the proposed transferee; (c) the number of shares of the Transfer of which approval is thereby requested; and

(d) the purchase price (if any) of the shares proposed for Transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
 If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,850.00
  Number of Securities Sold: 1,698,412
  Use of proceeds: Technology, Legal Fees, Paid Marketing, and Salaries
  Date: August 28, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $10.00
Number of Securities Sold: 1,000,000
Use of proceeds: Founder's Equity
Date: May 13, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $719,229.22
  Number of Securities Sold: 464,584
  Use of proceeds: This raise was used to launch our automated dispensaries, and solidify our business model, and Market Strategy
  Date: April 26, 2022
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 39,552
  Use of proceeds: StartEngine shares
  Date: April 25, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We focused on research and development in 2020 and 2021. We started to grow and scale starting April 2022, and we grew more than 10 times in 2022 alone.

Year ended December 31, 2022, compared to year ended December 31, 2021

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

Revenue in 2021 was $13,710, up from $5,028 in 2020. 2021 was a foundational year for the Company as we experienced the establishment of our operational infrastructure. This includes the construction of a full service eCommerce platform, blockchain recording platform, age verification and special access software protocols. The company also finished the signing of long-term leases necessary for its omnichannel sales approach. We believe that this improved performance was primarily driven by two factors: the implementation of an offline sales channel operation and an aggressive digital marketing campaign, anchored on geo-location listing and SEO, that we began in October of 2021.

Cost of sales

Cost of sales were negligent in this period due to the preoccupation with the outlining of the business model for subsequent operations. Cost of goods sold moved from 164 to 220 USD.

Gross margins

Gross profit in 2021 was $13,490 up from a 2020 gross profit of $4,864. Gross margins increased by almost 2% over this period. This improved performance was primarily driven by a significant increase in the cost-price levels and the volume of direct-to-consumer sales.

Expenses

2021 expenses were $170,177, down 10.5% from 2020. We expect that $78,000 of this increase will be from additional marketing and mandated/contractual rent spend, primarily related to the first phase of the offline automated dispensary program.

Historical results and cash flows:

The Company is currently in the growth and revenue-generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future of the company because the company is undergoing a robust operational expansion which includes the:

1. Enlargement of the offline retail network,

2. Branded product development: Introduction of new lines of products into our ecosystem

3. Increased brand legitimacy and digital marketing improvement

4. Observed continuation of the 2021-2022 revenue growth trend.

Past cash was primarily used for market research, product research, software & blockchain technology R&D, hardware development, legal consultations, and long-term lease agreements to construct the operating framework of the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2022, cash on hand was $140,000 USD. We have a $10,000 USD line of credit from Wells Fargo for working capital. The line of credit has an outstanding balance of $0.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe that the funds of this campaign are not critical to our daily operations. This is because we have other capital resources, as detailed above. However, the funds of this campaign are necessary for the particular strategic objectives as detailed on our company profile. It is required for the nationwide expansion initiative slated for 2023.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months.

How long will you be able to operate the company if you raise your maximum funding goal?

Our runway is about 6 months at the moment. However, we believe that the maximum raise will allow us to grow to profitability, which will allow us to keep scaling.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

As of January 2023, there are no secured additional future sources of capital. However, we believe that this funding round will propel the company and make the company more attractive to institutional investors in the near future.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $18,982,666.43

Valuation Details:

The valuation (a marginal increase from the last raise) reflects improvements to our operational viability, post-money valuation from the previous raise and investor estimations during private placement negotiations. Justification for the valuation is enhanced by our innovative approach through a unique patent-pending system that solves the transparency and traceability issues of the fast-growing CBD sector in the United States (estimated to reach $24 billion by 2024). Furthermore, our first-mover advantage in the combination of online and offline sales platforms (eCommerce & automated dispensaries) is a differentiating quality that sets the company apart. We used the below information to help us build our growth model that led us to our valuation for this raise.

Market Growth & Trends

The CBD market has grown significantly since the passing of the 2018 Farm Bill that set the standards for CBD products. Across various estimates, the revenue profile of the sector has grown from below $ 3 billion, 4 years ago, to estimates of $24 billion by 2024. This growth has been attended by an explosion of demand and brands, marketing and distribution channel capacity.

However, there have been persistent issues with traceability and transparency regarding product content and legal compliance. As the industry matures, such issues spell a significant impact for the welfare of customers and widespread acceptability (reputation) and growth of the sector. This is where Chow420 comes into the picture.

Equipped with our proprietary technology-based solution to transparency and the diversification of our distribution channels, we are hinging our business on the provision of vetted CBD products and the enhancement of accessibility for customers through the proliferation of our automated dispensaries and eCommerce platform. The company is also working on forward stepping current trends by looking for ways to work with general retail options towards the increase of this platform (retail stores) in the vending of CBD products towards the near-future (to 2027).

Comparable Competitor Companies

An analysis of other companies in the space helps to clarify the differentiation of Chow420. Currently the company shares similarities with a diverse range of other CBD companies.

Regarding asset ownership, we have a similar profile to brands such as Five CBD, Koi and Not Pot in terms of eCommerce platform ownership and the development of proprietarily branded CBD products. Furthermore, due to the robust nature of our sales channels, which extend beyond the eCommerce platform to automated dispensaries, similarities are also present with physical vending service providers like GreenBox and Discover CBD.

With respect to the stage of development and brand recognition, our company more closely resembles Not Pot, Discover CBD and GreenBox. In frank terms, Koi and Five CBD are much larger firms, however we believe that on a strategic level our offline channel development puts us in a better-placed position regarding future growth. For example, the revenue/employee ratio for the year 2022 between our company and Koi CBD is of the ratio of 1:5 in favor of Five CBD. Climbing from a previous reading of 1:80.

Lastly, on an even more particular basis, Chow420 is the only company in the entire space that has leveraged on its resources to develop an organized and standard solution, currently patent-pending, which helps to solve an industry-wide problem.

Our valuation is relative to our post-money valuation bolstered by the periodic EV/revenue multiples from two previous rounds on startengine and the result of feedback from private investor negotiations. We also have been able to meet growth targets, over the previous year, that exceed industry-wide CAGR in our performance.

The Value of the Company's Assets

The company possesses a full-service and high performance eCommerce platform connected to our proprietary product-verification blockchain platform. This asset has an impressive turnover ratio of approximately 3 times its value and given recent growth and future prospects driven by current operational expansion, we hope this ratio can improve to up to 7x over the next financial year.

There is also a fleet of smart, automated dispensary machines which allow the company to attain a physical retail presence in the CBD market. The company also possesses lease agreements, with large mall real estate companies, that allow it to launch in nationwide locations.

Indeed, the most crucial asset is the patent-pending blockchain-based technology platform which is the basis for our differentiation in the vast CBD market.

Management's Prior Achievements & Successes

Our management is made up of a diverse team of finance, software development, sales process management and entrepreneurial experts. As a diverse team, different strengths are manifested by team members across the various business functions of the company. With cumulative experience of over 10 years in the CBD space, we are proud of a team that understands and is aware of the significance of the company's strategic posture for the future.

Over the course of our operational history, in the past two years, the company's management has been able to strategically direct and control the company's operations and non-commercial dealings towards:

The successful completion of two crowdfunding rounds

The successful launch of the eCommerce platform for product sales

The creation of branded CBD products for listing and sale on our platforms

The ideation and execution of an offline sales platform program: Opening of automated dispensary machines across locations in the northeast

Signing of long-term lease agreements with Simon Property Group (largest mall real estate company in the USA) and PREIT Group.

The development of a patent-pending blockchain-based product verification technology protocol (awaiting patent issuance)

The achievement of a 1000% revenue increase ((approximately a $100k increase) from the period ending 2021 to that ending 2022

Establishment of secure sign in procedures for age restriction compliance at automated dispensaries

Business Relationships

Chow420 has a product development relationship with Elite Hemp of Florida regarding the production of oils, tinctures, flower and gummies products. The company has produced its 411 Hemp, Cibigo, Endless Feelings and Chow product lines using this partnership.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The Company has no outstanding options warrants or other securities to acquire shares. The Company has no shares reserved for issuance under any company equity incentive plan.

This valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS

AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.73 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  80.0%
  CBD shopping is intent-based, and we want to be right in front of the customer whenever they want to buy CBD. The marketing budget will be used to buy the required online and offline placements to allow us to be in front of the customer everytime.

- *Inventory*
  14.5%
  14.5% will be used to buy inventory for our IoT dispensary network and Chow's Choice line up.

If we raise the over allotment amount of $249,996.63, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  30.0%
  CBD shopping is intent-based. We will use 40% of our maximum funding goal to buy the placements that allow us to be right in front of CBD shoppers

nationwide.

- *Inventory*
  20.0%
  To be able to have the supply needed for incoming demand, we will set aside 20% to buy inventory for all our offline and online channels.

- *Operations*
  44.5%
  45.5% will be used for all operational cost, which included and not limited to salaries, software deployment, Dispensary deployment, travel, legal fees, accounting fees, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://chow420.com (chow420.com/investortracker).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chow

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VLISO, Inc.

[See attached]

VLISO INC. DBA CHOW420

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vliso Inc. DBA Chow420
Newark, Delaware

We have reviewed the accompanying financial statements of Vliso Inc. DBA Chow420 (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 3, 2023
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash, cash equivalents & restricted cash	$ 818,972	$ 634,030
Inventory	30,199	22,932
Total current assets	**849,171**	**656,962**
Property and equipment, net	1,231	1,641
Intangible Assets	43,672	-
Other assets	1,779	-
Total assets	**$ 895,853**	**$ 658,603**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Shareholder loan	-	30,000
Total current liabilities	**-**	**30,000**
Total liabilities	**-**	**30,000**
STOCKHOLDERS' EQUITY		
Common Stock	90	80
Equity Crowdfunding - Common Stock	17	17
Equity Issuance costs	(50,327)	(50,327)
Additional Paid in Capital	1,334,653	899,396
Retained earnings/(Accumulated Deficit)	(388,580)	(220,563)
Total stockholders' equity	**895,853**	**628,603**
Total liabilities and stockholders' equity	**$ 895,853**	**$ 658,603**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 13,710	$ 5,028
Cost of goods sold	850	164
Gross profit	12,860	4,864
Operating expenses		
General and administrative	110,372	101,254
Sales and marketing	65,006	37,666
Research and development	5,500	51,398
Total operating expenses	180,877	190,319
Operating income/(loss)	(168,017)	(185,455)
Income/(Loss) before provision for income taxes	(168,017)	(185,455)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (168,017)**	**$ (185,455)**

See accompanying notes to financial statements.

VLISO INC. DBA CHOW420
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Equity Crowdfunding - Common Stock Shares	Equity Crowdfunding - Common Stock Amount	Equity issuance costs	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2019	**8,000,000**	**$ 80**	**-**	**$ -**	**$ -**	**$ 7,579**	**$ (35,109)**	**(27,450)**
Capital raised on Crowdfunding			1,698,412	17	(50,327)	891,817		**841,507**
Net income/(loss)	-	-	-	-	-	-	(185,455)	**(185,455)**
Balance—December 31, 2020	**8,000,000**	**$ 80**	**1,698,412**	**$ 17**	**$ (50,327)**	**$ 899,396**	**$ (220,563)**	**628,603**
Capital raised on Crowdfunding	1,000,000	10	-	-	-	435,257	-	**435,267**
Net income/(loss)	-	-	-	-	-	-	(168,017)	**(168,017)**
Balance—December 31, 2021	**9,000,000**	**$ 90**	**1,698,412**	**$ 17**	**$ (50,327)**	**$ 1,334,653**	**$ (388,580)**	**895,853**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$(168,017)	$ (185,455)
Depreciation	410	410
Amortization	10,918	
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Inventories	(7,267)	(20,782)
Net cash provided/(used) by operating activities	**(163,957)**	**(205,826)**
CASH FLOW FROM INVESTING ACTIVITIES		
Fixed asset purchase	-	(2,051)
Intangible assets purchase	(54,590)	
Other assets	(1,779)	-
Net cash provided/(used) by investing activities	**(56,369)**	**(2,051)**
CASH FLOW FROM FINANCING ACTIVITIES		
Repayment of Shareholder loan	(30,000)	-
Proceeds from Capital raised on Crowdfunding	-	841,507
Capital Contribution	435,267	
Net cash provided/(used) by financing activities	**405,267**	**841,507**
Change in cash	184,941	633,630
Cash, cash equivalents, and restricted cash—beginning of year	634,030	400
Cash, cash equivalents, and restricted cash—end of year	**$ 818,971**	**$ 634,030**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Vliso Inc., dba Chow420 was formed on July 17, 2017 ("Inception") in the State of Delaware. The financial statements of Vliso Inc., dba Chow420 (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware.

Chow is the one-stop shop for everything CBD. We are fine tuning the billion-dollar Cbd/Hemp industry to provide an intimate experience for quality products and brands to meet customers seamlessly through automated dispensaries and e-commerce. As a fairly-new industry with relatively narrow regulatory oversight there are lots of low-grade products on the market. Customers care about what they take in and only want vetted products they can trust. With Chow, customers have a go-to place to get all the CBD products they can trust in-person (at the Pod) or by the click of a button (on Mobile) for delivery.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $72,132 and $384,030, respectively.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office Furniture and Equipment	5

Intangible Assets

The Company capitalizes its software development costs which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

Vliso Inc. DBA. Chow420 is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods

or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of CBD products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $65,006 and $37,666, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Equity Issuance Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The equity issuance costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 3, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,		2021		2020
Finished goods	$	30,199	$	22,932
Total Inventories	**$**	**30,199**	**$**	**22,932**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Computer & Office Equipment		2,051		2,051
Accumulated depreciation		(820)		(410)
Property and Equipment, Net	**$**	**1,231**	**$**	**1,641**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $410 and $410, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Software Development	$	54,590	$	-
Intangible assets, at cost		**54,590**		**-**
Accumulated amortization		(10,918)		-
Intangible assets, Net	**$**	**43,672**	**$**	**-**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2021, were in the amount of $10,198.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense	
2022	$	(10,918)
2023		(10,918)
2024		(10,918)
2025		(10,918)
Thereafter		-
Total	**$**	**(43,672)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a $0.00001 par value. As of December 31, 2021, and 2020, the Company has currently issued 9,000,000 shares and 8,000,000 shares, respectively.

During 2020 the Company has issued 1,698,412 shares as part of crowdfunding raise. The Company raised $891,834, and paid $50,327 in equity issuance costs, bringing the net raise to $841,507. As of December 31, 2021, and December 31, 2020, 1,698,412 shares of equity crowdfunding Common Stock have been issued and are outstanding.

7. DEBT

Shareholder Loan

The Company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the Company's inception to fund the company's operations. No agreement was put in place for the loan and no terms were set. Imputed interest was deemed immaterial and was not recorded. During 2021, the loan was paid off in full.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(49,764)	$	(49,764)
Valuation Allowance		49,764		49,764
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(100,231)	$	(50,466)
Valuation Allowance		100,231		50,466
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $70,870, and the Company had state net operating loss ("NOL") carryforwards of approximately $29,361. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

The company's founder and CEO, David Obasiolu made an advance/loan in the amount of $30,000 to the Company's inception to fund the Company's operations. No agreement was put in place for the loan and no terms were set. During 2021, the loan was paid off in full.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On August 16, 2021, the Company entered into a lease agreement with QUAKER BRIDGE MALL LLC, a Delaware limited liability company to rent premises in Township, New Jersey. The rent ends on March 31, 2022, and the minimum base rent is $2,400 plus 15% on sales base ($16,000). The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	9,600
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**9,600**

Rent expenses were in the amount of $14,135 and $9,380 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 3, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Chow420 is not live or open to the public at this moment.

INVEST IN CHOW420 TODAY!

Cannabis, Blockchain & Automated Retail

With the contamination and mislabeling of over 70% of cannabis products in the market, Chow420 provides customers with unmatched transparency and traceability of federally ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0.00 Raised

REASONS TO INVEST

- BECOME A PARTNER: Launch your own automated CBD dispensary in partnership with Chow420. This is a rare opportunity to take a proprietary position in the burgeoning CBD market. All GOLD, DIAMOND & PLATINUM investors get 30% off ($7,500) in the Chow420 dispensary partnership program.
- First-mover advantage and strategic market position in a multi billion-dollar market. Market predicted to reach $20B by 2024.*
- Proprietary blockchain-based cannabis product verification process (Patent-Pending) and signed agreements with large mall real estate companies for IoT dispensary hosting. Includes SIMON malls (Biggest mall owners in the U.S) & PREIT.

*Market information provided by Forbes (source)

Invest Now
$1.69 Per Share

PREVIOUSLY CROWDFUNDED	
$1,789,079.22	
RAISED	INVESTORS
$0.00	0
MIN INVEST	VALUATION
$255.19	$18.98M

Since Our Last Raise


1,400%
Revenue Growth from 2021 to 2022. We plan to replicate trend in 2023.
$13k during development in 2021 to $193k in 2022 without paid marketing.
24 to 48 hour
Nationwide Delivery with effective warehouse and distribution.
Over 1,000%
Increase in monthly customer engagement. Approximately 40,000 strong.

Building the Trusted Foundation of the Market


Chow420 Launches Blockchain Platform to Help Solve the Hemp CBD M...
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Watch on YouTube

At Chow420, we believe we've built what could be the backbone of the CBD industry and all federally legal cannabis products. We believe we have successfully placed ourselves as the perfect midpoint service provider in an emerging billion-dollar market by emphasizing quality and accessibility as market requirements. Chow420 enhances service delivery by ensuring customers get only the purest and safest CBD/Cannabis products through a carefully developed product verification process that provides traceability on product content, genetics, ingredients, origin, impurity testing results, method of production and other important areas. In the absence of active FDA regulation, our service plays a major function in promoting consumer safety and trust in an otherwise disorderly space.

THE PROBLEM

The CBD industry is unregulated and oversaturated

In the over-saturated and un-regulated CBD industry, quality brands are being drowned out. The market is characterized by aggressive marketing with an emphasis on quantity over quality. As a result, good quality products are trapped in spaces where they have to compete with lower quality offerings. A 2017 study found that over 70% of products in the market are mislabeled, state laws also change every day, and customers are put at risk when brands make false health claims. Consequently, in a survey carried out by SingleCare, over 22% of the buying public expressed distrust of CBD products. The need for a service offering a central source of truth and compliance for the CBD market is as urgent as ever.


OPB
Attorney primes wrongful death suit tied to mislabeled CBD products
Federal Lawsuit Blames Curaleaf for Death From Undisclosed Amounts of THC in Its CBD Drops
Penn Medicine News
News Release
Penn Study Shows Nearly 70 Percent of Cannabidiol Extracts Sold Online Are Mislabeled
Cannabis may contain heavy metals and affect consumer health, study finds
Forbes
Nearly 60% Of CBD Products Are Mislabeled, A New Study Finds, With Some Containing Heavy Metals
PAIN NEWS NETWORK
Heavy Metals and Plastic Residue Found in Many CBD Products

THE SOLUTION

A Reliable Ecosystem for CBD and Hemp Cannabis Sales

Chow420 operates a framework for the buying and selling of vetted CBD products . At Chow, we've built an ecosystem anchored on an efficient blockchain-powered product verification system. This system empowers customers with the ability to buy legally compliant products which have been vetted for conformity with labeling and the appropriateness of their ingredients and production methods. On the seller-side, retailers utilize our adaptable eCommerce platform to scale their businesses online. They can seamlessly advertise and sell through our online platform and IoT dispensaries. And because our service comes pre-arranged with legal and age compliance controls and management, our clients do not have to commit their own resources for such expenditures.

With our smart ecosystem which is made up of our automated dispensaries and online marketplace, we believe that we are in a good position to redesign the operational paradigm of CBD brands. We are positioned to leverage on our automated dispensary offering to robustly extend CBD accessibility to the customer, while our online marketplace serves as the engine for our eCommerce coverage.


HIGH TIMES
News Business Culture Events Grow Products Shop
Chow420 Launches Blockchain Platform to Help Solve the Hemp CBD Market's Trust and Safety Problem
Chow420 has built a first of its kind certification standard on the Binance blockchain network.



THE MARKET

CBD Sales are predicted to hit $20B by 2024

According to our research, there is currently no dominant cross-platform retailer in the CBD market. This means that there is an opening for a niche leader. With our proprietary marketplace, we've been able to create an efficient and smart way to take advantage of this opportunity by furnishing thousands of cannabis brands with a pliable and decentralized platform for commerce. The differentiating quality we possess is the inclusion of both online and offline platforms under an innovative vetting arrangement.



Forbes

CBD Market Could Reach $20 Billion By 2024, Says New Study

Iris Dorbian Contributor

I cover the business of cannabis.

CBD

CBD - The Intersection with billion-dollar industries:
CBD exists right at the intersection of 3 huge consumer trends. The $49 billion "Herbal Supplement Industry", the growing anxiety products economy and the nascent legal cannabis industry.



Vox
HERBAL SUPPLEMENT INDUSTRY
CBD
LEGAL CANNABIS
ANXIETY ECONOMY

Source

OUR DIFFERENTIATING FEATURES

A Revolutionary Product and Strong Partnerships

1. Full-service eCommerce platform to support the entire CBD/Hemp cannabis industry online. See at https://www.chow420.com/


chow420
As seen on
HIGH TIMES
LA WEEKLY
yahoo! finance

2. Smart Retail: Network of automated dispensaries


PENNSYLVANIA
MARYLAND
DELAWARE
VIRGINIA
WEST VIRGINIA
NORTH CAROLINA

3. Trust & Transparency: Blockchain platform for immutable product record entries to ensure product purity and safety:


Chow420 v7.1 is now available, KNOW WHAT YOU BUY
Copy link
LABEL CHECK
BACTERIA CHECK
PESTICIDE CHECK
HEAVY METALS CHECK
Watch on YouTube

4. Multi-brand product selection, partnership with other trusted and popular brands.


Getting onboard with Chow420 has turned out to be one of the best business decisions we have made. With Chow's online age-verification and automated state legal compliance, we are assured that 100% of our customers are of legal age and that we are meeting all state regulations. Chow even provides real time sales tax calculations, which is no small feat given Colorado's complex multijurisdictional tax requirements. In a nutshell, Chow delivers premium, vetted CBD products to customers and peace of mind to its sellers.
– Kristy Redmon, R.Ph.
President | Windy Hill Hemp
Franktown, CO

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

5. Successfully democratized legal compliance for hemp cannabis businesses and brands nationwide, saving businesses thousands in legal fees when they sell on Chow420. We believe that this puts us a step closer to achieving the most practical platform for the general cannabis market online.


Sell CBD Online with Chow420
Copy link
sell your products online.
Watch on YouTube

6. Data-driven product analysis to track product benefits and effects due to false health claims in the market:


Does CBD Work?
Copy link
DOES
CBD
ACTUALLY
WORK?
Watch on YouTube

7. We are more than a tech company, we have our own brands:


4:11
Sweet Rest
Lifter
OG Kush
CBD+THC

8. **Lightning-Fast Shipping - Chow's Choice:** We have a reliable warehouse and shipping network that allows us to ship our products to our customers within 24 to 48-hours.


24h
NON STOP
DELIVERY
NOW
DELIVERING
chow
chow420.com

9. **Exceptional Rewards Program**
Our focus as a company is centered around customer satisfaction. With the Chowcash rewards program, customers get 2% to 5% cashback for all orders, $1 to $3 back when they review past purchases, $20 when they invite loved ones to Chow420, signup bonuses and more!


chow 420
Where wellness takes a new meaning

THE BUSINESS MODEL

Generating Multiple Streams of Revenue with One Platform

- **Direct eCommerce (partner brands) orders for delivery:** 40% gross margins on delivery orders (cost of delivery decreases gross margins).
- **Pickup and In-store shopping at our automated dispensaries:** 55% gross margins on products. Cost of delivery eliminated.
- **Third party seller transaction & blockchain fees:** 20% of every transaction from third-party sellers on our marketplace.
- **Seller Listing fees:** $10 to submit a product for verification, $5 to update product information.

Current Partners

Partnership with shipmonk's regional warehouses to ship online orders for deliver. 24 to 48-hour shipping.

Multi-store agreement with Simon properties to house our dispensaries for pickup orders and in-store shopping.

Multi-store agreement with PREIT properties to house our dispensaries for pickup orders and in-store shopping.

Chow Ads: Chow Ads are currently available on Chow420 Automated Dispensaries. Partners looking to advertise on our machines can now apply and pay by going to https://chowpods.com/advertise. The Chow video ads is an intuitive framework within our ecosystem that allows companies to promote products to customers using videos online and offline (on dispensaries). Cannabis companies are projected to spend over **$3 billion dollars in ads by 2025 in North America alone**, and we see huge potential here for brands within the Chow420 ecosystem, especially with the fact that Facebook, Google, and other social media platforms restrict CBD and cannabis ads.



CBD ads
Google
Instagram
facebook
chow420

Chow420 Machines: The Chow420 partner program is finally here! Partners and Investors can now operate Chow420 Automated Dispensaries. As part of the overall physical retail expansion drive, Chow420 is including an investor-focused segment, which will allow GOLD, DIAMOND, and PLATINUM investors to participate in sector growth opportunities. Eligible Investors, looking to launch a Chow420 machine, will receive 30% OFF ($7,500) the market value of our automated dispensaries.



Marcus
Platinum Investor 2022
ChowPod Native
NewPort News, VA
- Patrick Henry Mall
CHOW420
chow

Investor Discount (30%, $7,500)

$15,000 ~~$22,500~~

chowpods.com/investor-partner

THE VISION

Laying the Bedrock of the Cannabis Industry

By 2025, we plan to have automated physical and online dispensaries across the country and maintain an efficient online marketplace that will enable us to have a dominant presence and be an indispensable service for customers, brands, and retailers in this space. We believe our strategic positioning will allow us to play a definitive role in the overall cannabis market. Our goal is to become the central eCommerce and verification platform for the cannabis industry; providing trust, compliance, and convenience for customers in this space.


CHOW420


CHOW420

WHY INVEST

Equity through Compliance

We have a great team that has spent the last 5 years conducting research and development on the CBD market. The Chow420 mission is to provide the cannabis industry with a robust offering that uses a blockchain basis to erase the opacity around product labeling, lab result manipulation, and legal non-compliance.
Key points and Advantages:

- We believe we have created the most compelling offering in this market.
- Cost advantage with our automated dispensary retail launches versus brick-and-mortar operations.
- This is a market without a dominant retailer or middleman.
- We hold a very strategic place in this market, where both brands, dispensaries and customers need us.

Our 1% Lifetime Profit Pledge


SOCIAL ENTERPRISE GOALS
1%
1% profit pledge towards organizations assisting individuals in vulnerable communities unevenly affected by previous cannabis legislation.
chow420
chow420

ABOUT

HEADQUARTERS	VALUATION	PREVIOUSLY CROWDFUNDED
2035 Sunset Lake RoadSuite B-2 Newark, DE 19703	**$18.98M**	**$2M**

With the contamination and mislabeling of over 70% of cannabis products in the market, Chow420 provides customers with unmatched transparency and traceability of federally legal cannabis products through a secure system that is built on a patent-pending blockchain product verification process.

TEAM



David Obasiolu
Co-Founder, Chief Executive Officer, Director

BSc. Electrical & Electronics Engineering

MSc. Cybersecurity, Distinction

As a Tech Consultant, David built several automated solutions in the Identity Management space for big names in the power, finance, and healthcare industries. David is responsible for building Chow's ecosystem and implementing processes that ensure that Chow paves the way for the cannabis industry.

Before College, David spent most of his childhood working at his family's wholesale frozen foods company, where he gained the experience of what it takes to grow a company from a one-store setup to a million-dollar establishment.



Michael Obasiolu
Strategy Lead

MSc. Food and Agribusiness Management

MSc. Investment and Finance (with Distinction)

BA. Economics (Minor Political Science)

Michael leads Chow420 on Strategy planning for online and offline expansion - Proprietary virtual and IoT dispensary program, Operations outline audit, and calibration for "ChowPod" launch procedures: project planning, Financial modeling, and scenario planning for rollout outcomes and costs.



Maximillian Hellerstein
General Advisor

Max is a seasoned entrepreneur well known for various successful projects. This includes 2 acquired companies, Push For Pizza (acquired by Eaze in 2017) and 367 Productions (acquired by MXNERL Holdings in 2017). His expertise and experience will continue to guide the Chow420 team. Max is currently the CEO of Extra, the first debit card that builds credit & earns rewards just like a credit card.



Greg Goins
Brand Message and Design

Bachelors of Fine Arts - BFA - Graphic Design

Greg is an extremely talented graphic designer with a lot of experience. He studied at the University of Massachusetts with Zachary who has always thought of Greg as a design wizard. Greg is in charge of developing the brand message, design, and machine concepts for Chow420.

Jeff Koi
Creative Designer (Part-Time)

Jeff has a lot of experience in planning, managing, and designing digital products for corporations. Jeff is passionate about storytelling through visuals and sounds. His expertise in 3D graphics and problem-solving skills allowed him to successfully launch multiple smart device applications worldwide. He is the owner and founder of Ano Creatives and applies his expertise to Chow's storytelling through 3d graphics.

Jeff works part-time, 15 hours per week, for Chow.

Emediong Akpan
Software QA Analyst

BSc. Computer Software Engineering

Emediong is a technology enthusiast and a software engineer with over 5 years of experience as a full stack developer and has led projects to completion. He is responsible for testing and ensuring high-performance levels for Chow420's online ecosystem and blockchain network.

Ladi Okoh
Ecosystem Management

Bachelor of Business Administration - BBA, Business Administration, and Management, General

Ladi is a seasoned entrepreneur and problem solver that is focused on putting together the data sets needed to enable Chow420 to collect and refine all search data, review data, lab results data, brand data, and more. Ladi organizes all the information on Chow420 that enables us to lead the industry in data for CBD products.

Hoban Law
Legal Counsel

As a Global Cannabusiness Leader since 2009, HLG provides professional services to Chow420.

TERMS

Chow420

Overview

PRICE PER SHARE
$1.69

VALUATION
$18.98M

DEADLINE
May 1, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$255.19

OFFERING TYPE
Equity

MAX INVESTMENT
$249,996.63

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
5,917

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
147,927

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	**VLISO, Inc.**
Corporate Address	**2035 Sunset Lake RoadSuite B-2, Newark, DE 19703**
Offering Minimum	**$9,999.73**
Offering Maximum	**$249,996.63**
Minimum Investment Amount (per investor)	**$255.19**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**5,917**
Maximum Number of Shares Offered	**147,927**
Price per Share	**$1.69**

Pre-Money Valuation : $18,982,666.43

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Chow420 Community, Investors, and VIPs

Invest within the first 15 days and receive 15% bonus shares.

Super Early Bird

Invest within the next 21 days and receive 10% bonus shares.

Early Bird Bonus

Invest within the next 21 days and receive 5% bonus shares.

Amount-Based:

$250+ | Bronze

Receive a 5% lifetime discount on all Chow420’s internal CBD brands. Investors can also claim an additional $20 in-store credit (Chowcash) for customer referrals and $15 signup bonus on Chow420.com.

$500+ | Silver

Receive a 10% lifetime discount on all Chow420’s internal CBD brands. Investors can also claim an additional $20 in-store credit (Chowcash) for customer referrals and $15 signup bonus on Chow420.com.

$1,500+ | Gold - PARTNER PERK

5% Bonus Shares + Receive a 15% lifetime discount on all Chow420’s internal CBD brands. Investors can also claim an additional $20 in-store credit (Chowcash) for customer referrals and $15 signup bonus on Chow420.com.

PARTNER DISCOUNT: GOLD INVESTORS GET $7,500 OFF THEIR CHOW420 MACHINE

All GOLD investors looking to launch a machine must fill out the Investor Partner form here: https://www.chowpods.com/investor-partner

$5,000+ | Diamond - PARTNER PERK

20% Lifetime Discount + 7% Bonus shares + Receive a 20% lifetime discount on all Chow420’s internal CBD brands. Investors can also claim an additional $20 in-store credit (Chowcash) for customer referrals and $15 signup bonus on Chow420.com.

PARTNER DISCOUNT: DIAMOND INVESTORS GET $7,500 OFF THEIR CHOW420 MACHINE

All DIAMOND investors looking to launch a machine must fill out the Investor Partner form here: https://www.chowpods.com/investor-partner

$150,000+ | Platinum - PRIORITY PARTNER PERK

HIGHLIGHT: Partner with Chow420 to launch a Chow420 IoT Dispensary.

20% Lifetime Discount + Chow420 Dispensary + 10% Bonus shares + 20% lifetime discount on all Chow420’s internal brands. Investors can also claim an additional $20 in-store credit (Chowcash) for customer referrals and a $15 signup bonus on Chow420.com.

All PLATINUM investors looking to launch a machine must fill out the Investor Partner form here: https://www.chowpods.com/investor-partner

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

StartEngine Owner's Bonus

Vliso, Inc. d/b/a Chow420 will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.69 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $169. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled “Travel and Entertainment”. Any expense labeled “Administrative Expenses” not strictly for administrative purposes. Salary payments made to one’s self, a friend or relative. Vendor payments.

PRESS

Disrupt Magazine

EXECUTIVE VOICEChow420.com's BOLD solution to fraud and contamination in the CBD & Cannabis market

View Article

Hightimes

Chow420 Launches Blockchain Platform to Help Solve the Hemp CBD Market's Trust and Safety Problem

View Article

Village Voice

CHOWPODS: CHOW420's FRESH TAKE ON CBD VENDING MACHINES

View Article

Yahoo Finance

How Chow420 is Revolutionizing the CBD Market with Automated Online Compliance

View Article

Tech Times

Chow420 Raises $1M in Seed Funding to Automate Compliance for the CBD Industry

View Article

Show More Press

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

On December 12th, 2018, the US Congress passed the $867 billion farm bill. The 2018 Farm Bill removes hemp from the Controlled Substances Act and defines hemp as the plant Cannabis sativa L. and any part of the plant with a delta-9 THC concentration of not more than 0.3 percent by dry weight to be legal for cultivation, possession, sale, and distribution.

Since the passing of the farm bill, the CBD market has exploded and the guys at Forbes predict that the CBD market could reach $20 billion by 2024.

Today, thousands of CBD brands have emerged to take on this market with a variety of products from edibles to skincare. In an over-saturated CBD industry, quality brands are being drowned out, and consumers are ill-equipped to make educated judgments on finding the best products in the market. New brands are struggling to find a foothold in the dense landscape, and established brands are failing to get in front of the right customer.

Welcome to Chow420, the one-stop destination for all CBD brands. At Chow, we are creating an online and physical solution for the emerging billion-dollar cannabis market. With our automated dispensaries and online marketplace, we plan to build the bedrock for the cannabis market.

We believe our automated dispensaries will allow us to launch 10 times faster than any competition while our online marketplace will serve as the backbone for the market online. Chow is the meeting point where the demand for CBD products from consumers meet the supply from manufacturers seamlessly, which will lay the foundation for this market to thrive.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.